UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Natural Health Trends Corp.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
63888P406

(CUSIP Number)
May 6, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63888P406

1	NAMES OF REPORTING PERSONS George Broady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		533,765

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		533,765

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	533,765

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 63888P406
Item 1.
Item 1(a) Name of Issuer:
Natural Health Trends Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices:
2050 Diplomat Drive
Dallas, Texas 75234
Item 2.
Item 2(a) Name of Person Filing:
George Broady
Item 2(b) Address of Principal Business Office or, if none, Residence:
751 Canyon Drive
Coppell, Texas 75019
Item 2(c) Citizenship:
Mr. Broady is a citizen of the United States.
Item 2(d) Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e) CUSIP Number:
63888P406
Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4 Ownership:
(a)	Amount Beneficially Owned:
533,765
(b)	Percent of Class:
5.1%
(c)	Number of Shares As To Which the Person Has:
(i)	Sole Power to Vote or to Direct the Vote:
533,765

(ii)	Shared Power to Vote or to Direct the Vote:
0
(iii)	Sole Power to Dispose or to Direct the Disposition of:
533,765
(iv)	Shared Power to Dispose or to Direct the Disposition of:
0
Item 5 Ownership of Five Percent or Less of a Class
Not Applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8 Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group
Not Applicable
Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 13, 2008

Reporting Person:
/s/ George Broady
George Broady

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